Cytation  Corporation
4902  Eisenhower  Blvd.
Suite  185
Tampa,  Florida  33634
(813)  885-5998

April  6,  2006


United  States  Securities  and  Exchange  Commission
Division  of  Corporation  Finance
Attn:  Pamela  Long,  Assistant  Director
100  F  Street,  N.E.
Washington,  D.C.  20549-7010

     RE:     CYTATION  CORPORATION
             INFORMATION  STATEMENT  ON  SCHEDULE  14C
             FILED  FEBRUARY  14,  2006
             FILE  #  000-05388

Dear  Ms.  Long,

     We received your letter commenting on the Information Statement on Schedule 14C ("Schedule 14C") filed on February 14, 2006 by Cytation Corporation (the "Company"). In connection with your comments, we have made many of the changes suggested in your letter and filed them in an amended Schedule 14C, filed via EDGAR on April 6, 2006. In addition, we have filed a copy of this letter as correspondence on EDGAR. We have placed revision marks at the beginning and end of each material change in the Schedule 14C (punctuation and spelling changes are not marked). Changes to tables are denoted by revision marks at the beginning and end of each table.

     Because the September 30, 2005 financial statements have gone stale, we have substituted new financial statements. The Schedule 14C now contains the audited financial statements, as of December 31, 2005, of Cytation Corporation and its subsidiaries, Deer Valley Acquisitions Corp., and Deer Valley Homebuilders, Inc.

     Our  responses  to  your  comments  follow  below.

General
-------

1. It appears that you base comment no. 1 on the conclusion that Deer Valley Homebuilders, Inc. is the "accounting acquirer" of Cytation Corporation. Because the former owners of Deer Valley Homebuilders, Inc., Joel Stephen Logan II, Charles L. Murphee, Jr., John Steven Lawler, James David Shaw, William Joseph Aycock, Jr., Jerry Ray Cooper, Jr., Timm Gann, and Jimmy Ray Hawkins, acquired, in the aggregate, less than five percent of the outstanding capital stock of Cytation Corporation, we believe that

     Deer Valley Homebuilders, Inc. would not be the "accounting acquirer" upon completion of the Series A Preferred Stock Offering, Share Exchange, and the acquisition of the capital stock of Deer Valley Homebuilders, Inc. (as summarized below).

     Summary  of  Series  A  Preferred  Stock  Offering,  Share  Exchange  and
     ---------------------------------------------------------------------------
Acquisition  of Deer Valley Homebuilders, Inc. In our discussions, you had asked
---------------------------------------------
us to summarize the financing and acquisitions which occurred in the first quarter of 2006. We have added the summary below to the 14C Information Statement, "Change of Control" and added a cross-reference to this summary in Proposals nos. 2 and 3 related to the increase in authorized capital stock.

     A. Series A Preferred Stock Offering and Debt Financing

     On January 18, 2006, Cytation Corporation closed on a private placement of approximately $5,202,735 (or 520,274 shares) of its Series A Convertible Preferred Stock, $.001 Par Value ("Series A Preferred Stock"), Series A Common
                                     ------------------------
Stock Purchase Warrants exercisable for 6,936,980 shares of common stock (the "Series A Warrants"), and Series B Common Stock Purchase Warrants exercisable
  ------------------
for  3,468,490  shares  of common stock (the "Series B Warrants") (the "Series A
                                              -----------------         --------
Preferred  Offering").
-------------------

     Also,  on  January  18,  2006,  the  Company  issued  its  Interest Bearing
Non-Convertible  Installment  Promissory  Note  (the  "Promissory Note"), in the
                                                       ---------------
original principal amount of One Million Five Hundred Thousand and No/100 Dollars ($1,500,000), together with interest accruing thereon at an annual rate of twelve percent (12%) per annum. In March 2006, the lender agreed to convert the Promissory Note into 150,000 shares of Series A Preferred Stock, Series A Common Stock Purchase Warrants entitling the holder to purchase 2,000,000 shares of Common Stock at an exercise price of one dollar and fifty cents ($1.50) per share, and Series B Common Stock Purchase Warrants entitling the holder to purchase 1,000,000 shares of Common Stock at an exercise price of two dollars and twenty five cents ($2.25) (the "Debt Conversion").
                                          ----------------

     Since  January  18,  2006,  Cytation  Corporation  has  sold  an additional
$1,728,480 (or 172,848 shares) of Series A Preferred Stock, Series A Warrants exercisable for 2,304,640 shares of common stock, and Series B Warrants exercisable for 1,152,320 shares of common stock (inclusive of amounts issued in connection with the Debt Conversion). Cytation has sold the Series A Preferred Stock and warrants to institutional, accredited, and a limited number of non-accredited investors pursuant to Rule 506 promulgated by the United States Securities and Exchange Commission under the Securities Act of 1933, as amended.

     The Series A Preferred Stock ranks senior to Cytation's Common Stock, Series B Convertible Preferred Stock, $.001 Par Value ("Series B Preferred Stock"), and Series C Convertible Preferred Stock, $.001 Par Value. The Series A Preferred Stock has a stated value of $10.00 per share. Each share of Series A Preferred Stock, at its stated value of $10 per share, together with any accrued and unpaid dividends, is convertible into Common Stock at a price of Seventy Five Cents ($.75) per share of Common Stock. A holder of Series A Preferred Stock is entitled to receive a dividend at a rate per annum equal to seven percent (7%), payable semi-annually, at the option of the company, (i) in cash, to the extent funds are legally available therefor, or (ii) in shares of registered Common Stock at a ten percent (10%) discount to the market price. The Series A Preferred Stock ceases to accrue the seven percent (7%) fixed dividend on the earliest of (a) the payment of the liquidation preference on each share of Series A Preferred Stock upon the liquidation, dissolution, or winding-up of the Corporation, (b) the conversion of the Series A Preferred Stock into common stock, or (c) the date two (2) years from the date of issuance of the share of Series A Preferred Stock. Series A Warrants are exercisable, in whole or in part, at any time after the earlier of (a) the date a registration statement covering such Series A Warrants and underlying warrant shares is declared effective, or (b) twelve (12) months from the date of grant and before the close of business on the date five (5) years from the initial exercise date. Series A Warrants have an exercise price of one dollar and fifty cents ($1.50) per share. A Series B warrant is exercisable, in whole or in part, at any time after the earlier of (a) the date a registration statement covering such Series B warrants and underlying warrant shares is declared effective, or (b) twelve
(12) months from the date of grant and before the close of business on the date seven (7) years from the initial exercise date. A Series B Warrant has an exercise price of two dollars and twenty five cents ($2.25) per share. See 14-C, under "Capital Structure" for a more complete description of Series A Preferred Stock, Series A Warrants, and Series B Warrants.

     Except for the matters discussed immediately below, to Cytation's knowledge, no holder of Series A Preferred Stock was an affiliate of, or was a party to a material contact with, any holder of Series B Preferred Stock, any holder of Series C Preferred Stock, or the former owners of Deer Valley Homebuilders, Inc. The former owners of Deer Valley Homebuilders, Inc. acquired $500,000, in the aggregate, of Series A Preferred Stock using a portion of the proceeds from the $6,000,000 cash purchase price received upon completion of the sale of 100% of the issued and outstanding capital stock of Deer Valley Homebuilders, Inc. In addition, the father of Joel Logan, a former owner and current officer of Deer Valley Homebuilders, Inc., purchased 15,000 shares of Series A Preferred Stock (and related Series A and Series B warrants) for $150,000. Edwin McGusty, an employee of Midtown Partners & Co., LLC, the placement agent for the Series A Preferred Offering, purchased 10,000 shares of Series A Preferred Stock (and related Series A and Series B warrants) for $100,000. Hans Beyer, an owner of Daedalus Consulting, an owner of 3,425 shares of Series B Preferred Stock, purchased 1,000 shares of Series A Preferred Stock (and related Series A and Series B warrants) for $10,000. Max Frye, an employee of Deer Valley Homebuilders, Inc. purchased 3,750 shares of Series A Preferred Stock (and related Series A and Series B warrants) for $37,500.

     The proceeds from the Series A Preferred Stock Offering and the Loan referenced above were used as follows: (a) $6,000,000 to purchase 100% of the issued and outstanding capital stock of Deer Valley Homebuilders, Inc., (b) $636,871 as payment of commissions to Midtown Partners & Co., LLC, and (c) $294,344 for working capital and payment of accountant, legal, consulting and miscellaneous offering expenses.

     B. Share Exchange

     On January 18, 2006, simultaneous with the closing of the Series A Preferred Offering, Cytation completed a share exchange pursuant to which Cytation acquired 100% of the issued and outstanding capital stock of DeerValley Acquisitions, Corp. (the "Share Exchange"). In exchange for 100% of the issued and outstanding common stock of DeerValley Acquisitions, Corp., the Company issued the following securities to the shareholders of DeerValley Acquisitions,

Corp.: (a) 49,451 shares of the Company's Series B Preferred Stock, (b) 26,750 shares of the Company's Series C Preferred Stock, and (c) Series C Common Stock Purchase Warrants exercisable for 2,000,000 shares of common stock of Cytation Corporation. DeerValley Acquisitions, Corp. is a Florida corporation formed in July 2005. DeerValley Acquisitions, Corp. was formed solely for the purpose of identifying a private company for acquisition. On November 1, 2005, DeerValley Acquisitions, Corp. entered into a Capital Stock Purchase Agreement to acquire 100% of the capital stock of Deer Valley Homebuilders, Inc. (the "DVH Purchase Agreement"). Other than the DVH Purchase Agreement, DeerValley Acquisitions, Corp. has not had significant assets or liabilities. In addition, DeerValley Acquisitions, Corp has not had any operations. We have included audited financial statements for DeerValley Acquisitions, Corp. since inception.

     C. Acquisition

     Pursuant to the Capital Stock Purchase Agreement dated November 1, 2005, as amended, DeerValley Acquisitions Corp., a wholly-owned subsidiary of Cytation Corporation, acquired, immediately after completion of the Series A Financing and the Share Exchange, one hundred percent (100%) of the issued and outstanding capital stock of Deer Valley Homebuilders, Inc. Upon completion of the acquisition of the capital stock of Deer Valley Homebuilders, Inc., Deer Valley Homebuilders, Inc. became an indirectly wholly-owned subsidiary of Cytation Corporation. Pursuant to the terms of the Capital Stock Purchase Agreement, DVA purchased one hundred percent (100%) of the issued and outstanding capital stock of Deer Valley Homebuilders, Inc. for $6,000,000 cash. An additional portion of the purchase price is calculated and paid as an earnout, pursuant to the Earnout Agreement, based upon the net income before taxes of Deer Valley Homebuilders, Inc. during the next five (5) years up to a maximum of an additional $6,000,000. There is no material relationship between Cytation Corporation or its affiliates, or any director or officer of Cytation Corporation, and any other party to the Capital Stock Purchase Agreement other than with respect to the transactions contemplated in the Capital Stock Purchase Agreement, or as disclosed in this Information Statement. Upon completion of the acquisition, the former owners of Deer Valley Homebuilders, Inc. acquired less than a five percent (5%) ownership interest in Cytation Corporation.


2. We have revised our disclosures such that they are consistent with an information statement in which the Company is not seeking proxies by deleting from the Schedule 14C provisions relating to abstention from voting and board recommendations to shareholders to vote for particular proposals.

3. Immediately below the footnotes to the table disclosing the security ownership of certain beneficial owners and management, we have indicated how we determined that we have received the required number of consents.

4. We have placed a Summary Term Sheet as early in the Schedule 14C as possible and have disclosed the details of the financing of the transaction in that Summary Term Sheet.

5. We have elaborated on the consulting services business which Cytation conducted between 2002 and 2004 and disclosed that the Company was a Business Development Company under the Investment Company Act of 1940.

6. The information required by Item 1004(a)(2) of Regulation M-A is provided in the Information Statement in the sections entitled "Summary Term Sheet" and "Acquisition." With respect to the information required by
     Item 1004(a)(2)(vii) of Regulation M-A, management believes that the federal income tax consequences of the transaction are not material to Cytation Corporation.

7. We have disclosed federal and state regulatory requirements which must be followed under the heading "Regulation," which immediately precedes the description of the Company's capital structure.

8. Pursuant to Items 1005(b)(5) and 1011(a)(1) of Regulation M-A, we have added a disclosure in the sections entitled "Acquisition" and "Employment Agreements with Named Executive Officers."

9. Item 3 of Schedule 14A is not applicable, since there were no dissenter's rights with respect to the transaction which occurred on January 18, 2006.

10. We have noted in the proposals to increase the common and preferred stock that (a) if Deer Valley remains profitable, certain members of the senior management of Deer Valley will receive substantial additional payments from the acquisition of Deer Valley and (b) increasing the number of authorized shares of the Company's common and preferred stock will facilitate this transaction. In these disclosures we have included a cross-reference to other sections of the Schedule 14C which describe the additional payments in more detail, namely "Certain Relationships And Related Transactions" and "Off Balance Sheet Arrangements."

11. We have included the information required by Item 9(e) of Schedule 14A under the captions "Audit Fees," "Audit-Related Fees," "Tax Fees," and "All Other Fees," which immediately precede the disclosures regarding the security ownership of certain beneficial owners and management.

Proposal  2
-----------

12. In Proposal No. 2, we have noted that the Company has plans to issue preferred stock in the future.

Proposal  3
-----------

13. We have noted that the Company (a) does not currently have sufficient common stock to satisfy the conversion provisions of its outstanding convertible securities and (b) does not currently have any plans to issue common stock, other than in exchange for its convertible securities.

Management
----------

14. In the section of the Schedule 14C which discloses information regarding management, we have noted that (a) Ranger Industries engages in business consulting, due diligence research and oil and gas exploration and development (b) Daedalus Consulting, Inc. provides Internet research and business consulting services, primarily for start-up and small companies
     (c) Mirabilis Ventures, Inc. is a diversified, privately-held holding company with interests in a variety of companies in industries including construction, business consulting, and software development, and (d) Clayton Homes, Inc., Cavalier Homes, Inc., and Southern Energy Homes, Inc. are all producers of manufactured housing.

Audit  Committee
----------------

15. We have noted that our Board of Directors has not adopted a written audit committee charter.

Nominating  Committee
---------------------

16. We have noted that (a) the Board of Directors does not currently have a formal procedure to be followed by security holders in submitting recommendations or nominations for candidates for the Board of Directors and (b) security holders may submit such recommendations or nominations directly to the Board of Directors at the Company's address, listed on the
     Schedule 14C.

Change  in  Control  and  Acquisition
-------------------------------------

Additional  Warrant
-------------------

17. The common stock issuable upon exercise of the warrant is now reflected in the beneficial ownership table.

Description  of  Business
-------------------------

     18.  We have deleted the word "leading" from this sentence.

Products
--------

19. We have noted that the terms "multi-section" and "multi-floor" are used interchangeably in the Schedule 14C and that both terms refer to a house which is constructed by attaching two or more factory produced "floors" or "sections" together to form a complete structure.

Manufactured  Homes-  Industry  Overview
----------------------------------------

20. Regarding the request for an update of the figures included in the third paragraph of this section, we have not been able to obtain comparative figures for the year 2005. Regarding the request for recent negative trends for sales of multi-section homes, we have added the following paragraph.

          We are not aware of any negative trends in the industry for multi-section homes. Certain statistics may, however, lead to that conclusion. Because of a significant spike in the number of single section homes delivered to FEMA and other emergency relief organizations in the latter half of 2005, the number of multisection homes being delivered appears to have dipped momentarily due to the diversion of production capacity to meet the FEMA demand. Furthermore, because of this same spike in shipments of single-wide (i.e., FEMA-style) homes, the percentage of multisection homes relative to the total number of manufactured homes produced may have also dipped temporarily. The continued growth of our backlog, now at over 300 homes, does not reflect any negative trend.

Warranty,  Quality  Control,  and  Service
------------------------------------------

21. Deer Valley Homebuilders, Inc. has two manufacturing facilities. We have modified the disclosure under "Warranty, Quality Control and Service" to clarify this. In addition, we have added a cross-reference to the "Property" section of the Schedule 14C, which describes both manufacturing facilities.

Capital  Structure
------------------

Preferred  Shares
-----------------

22. In the introduction to our Capital Structure section, we have indicated how we intend to account for our convertible preferred stock.

Options  and  Warrants  Convertible  into  Common  Shares
---------------------------------------------------------

23. In the section of the Schedule 14C entitled, "Options and Warrants Convertible into Common Shares" we have disclosed (a) our calculations under the Black-Scholes Option Pricing Model as to the fair value of the warrants, including the assumptions used and (b) that the Company issued its warrants in connection with the issuance of its Series A Preferred Stock.

Management's  Discussion  and  Analysis  of  Financial  Condition and Results of
--------------------------------------------------------------------------------
Operations
----------

Cautionary  Notice  Regarding  Forward  Looking  Statements
-----------------------------------------------------------

24. We have removed the word "will" from its list of words under the heading "Cautionary Notice Regarding Forward Looking Statements."

25. We have updated the Management's Discussion and Analysis of Financial Condition and Results of Operations to provide a fuller discussion and analysis of known trends, demands, commitments, events, and uncertainties which management views as most critical to the company's revenues, financial position, liquidity, plan of operations, and results of operations.

26. We have noted that (a) Deer Valley Homebuilders, Inc. will not issue securities for the acquisition of the Sulligent Property, (b) Deer Valley Homebuilders, Inc. plans to finance the acquisition of the Sulligent Property with a mortgage secured by the Sulligent Property, and (c) that the terms of such financing have not yet been finalized.

27. We have included the required disclosures regarding changes in financial condition and results of operations for each of the last two years.

28. We have discussed in greater detail the business reasons for the changes between the periods in revenues, cost of sales, and selling, general, and administrative expenses and in doing so have disclosed the amount of significant changes in line items. When more than one business reason contributed to these changes, we have attempted to quantify the incremental impact of each individual business reason. We have also noted that the overriding reason for all changes between periods in revenues, cost of sales, and selling, general, and administrative expenses is the large increase in sales of homes in 2005 (1,385 floors) compared to 2004 (655 floors).

Liquidity  and  Capital  Resources
----------------------------------

29. We have updated the Liquidity and Capital Resources section to the latest practicable date. We have included figures from audited financial statements as of December 31, 2005 as well as some unaudited figures as of March 4, 2006 from a monthly balance sheet supplied by Deer Valley Homebuilders, Inc.'s internal accountant.

30. In our Liquidity section, we have discussed changes in our operating, investing, and financing cash flows.

Financing
---------

31. In our "Financing" section, we have noted that all Letters of Credit listed in the Schedule 14C are required under the terms of repurchase agreements and included a cross reference to another section of the
     Schedule 14C, "Reserve for Repurchase Commitments," which describes our repurchase agreements more fully. In addition, we have updated the disclosures regarding our letters of credit with new factual information.

Pro  Forma  Financial  Statements
---------------------------------

     Since the September 30, 2005 financial statements have gone stale, we have substituted new financial statements. The Schedule 14C now contains the audited financial statements, as of December 31, 2005, of Cytation Corporation and its subsidiaries, Deer Valley Acquisitions Corp. and Deer Valley Homebuilders, Inc. Please see our answers to your comments below.

Pro  Forma  BalanceSheet
------------------------

32. We have made changes in the pro forma balance sheet to adequately disclose the adjustments to our Series A preferred stock. As requested, we have included these computations within footnotes 2 and 3 to the pro forma financial statements. We have also included the adjustments to our Series B and C preferred stock in footnotes 4 and 5 to the pro forma financial statements.

33. The numbering in the new pro forma financial statements has changed from the previously submitted pro forma. However, we have revised our presentation to clearly identify each adjustment and assumption in the footnotes.

34. We have corrected the numbering error in the new pro forma and have ensured that there is a footnote for each adjustment.

35. It appears that you base comment no. 35 on the conclusion that Deer Valley Homebuilders, Inc. is the "accounting acquirer" of Cytation Corporation. Please see our response to comment no. 1 above for an explanation as to why the transaction was actually an acquisition rather than a reverse merger. Accordingly, purchase accounting is correct.

Pro  Forma  Consolidated  Statement  of  Operations
---------------------------------------------------

36. We have included footnotes within our pro forma statements of operations to clearly explain the adjustments to our income tax expense.

37. We have disclosed in our footnotes how we calculated the number of weighted average common and common stock equivalent shares outstanding for the years ended December 31, 2005 and December 31, 2004.

Deer  Valley  Homebuilders,  Inc.  Financial  Statements
--------------------------------------------------------

38. We have revised the common stock description on the face of our balance sheet to reflect that the number of shares of issued and outstanding stock are not equal, due to the fact that we have treasury stock.

Statement  of  Stockholders'  Equity
------------------------------------

39. We have included a column which shows the changes during each period in the number of shares held as treasury stock.

Property,  Plant,  and  Equipment
---------------------------------

40. In footnote no. 1, we have subdivided the range of useful lives for each category of property presented.

Income  Taxes
-------------

41. In footnotes nos. 6 and 12, we have noted that (a) on January 18, 2006 Deer Valley Homebuilders, Inc.'s S-corporation election was terminated and on a going-forward basis will be treated as a C Corporation and (b) Deer Valley Homebuilders, Inc. has reserved approximately $925,000 for a distribution to the prior S-corporation shareholders to pay their tax associated with earnings for the 2005 year end. We have revised our pro forma financial statements to reflect the fact that any undistributed earnings or losses still reflected in the retained earnings and accumulated deficit line item are removed with a corresponding adjustment to APIC as of the conversion date.

New  Accounting  Pronouncements
-------------------------------

42. In the body of the Schedule 14C under the caption "Acquisition" we have disclosed that we have adopted SFAS 123R beginning on January 1, 2006.

Repurchase  Agreements
----------------------

43. In footnote no. 9, we have disclosed that the Company evaluates its liability under its repurchase agreements in accordance with FASB Interpretation No. 45 Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others and our analysis thereunder.

Related  Party  Transactions
----------------------------

44. We have addressed this comment in the body of the Schedule 14C at "Certain Relationships And Related Transactions."

Subsequent  Events
------------------

45. We have disclosed, in footnote no. 11, Common Stock Purchase Agreement, how we will account for the price adjustment target accounts. Additionally, in the body of the Schedule 14C under the caption
     "Acquisition" we have disclosed that Deer Valley Homebuilders, Inc. expenses compensation paid under Employment Agreements with Messrs. Logan, Murphree, and Lawler as that compensation is earned. If the compensation is earned but not paid out then the compensation is accrued as a liability on the balance sheet. We have selected this accounting treatment based upon FASB Concepts Statement No. 6, paragraphs 139 through 142.

46. We plan to similarly amend our Form 8-K for each comment above which also impacts disclosures in our Form 8-K.

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     In  addition  to  the  responses  above,  the  Company  acknowledges  that

- it is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you should have any questions regarding our amended Schedule 14C, please do not hesitate to contact me.


                                         Sincerely,


                                         /s/  Charles  G.  Masters
                                         ----------------------------
                                         Charles  G.  Masters
                                         President  &  Chief  Executive  Officer
                                         Cytation  Corporation

Cc:     Bush  Ross,  P.A.

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